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                                                     ---------------------------
                       UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION      ---------------------------
                   WASHINGTON, D.C. 20549            OMB Number       3235-0167
                                                     Expires:  October 31, 2001
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                                                     hours per response....1.50
                                                     ---------------------------
                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number          0-28834
                                                   -----------------------------

                            ABACUS DIRECT CORPORATION
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             (Exact name of registrant as specified in its charter)


          11101 WEST 120TH STREET, BROOMFIELD, CO 80021, (303) 410-5100
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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            (Title of each class of securities covered by this Form)


                                      NONE
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)     |X|                                Rule 12h-3(b)(1)(i)     |X|
                 Rule 12g-4(a)(1)(ii)    |_|                                Rule 12h-3(b)(1)(ii)    |_|
                 Rule 12g-4(a)(2)(i)     |_|                                Rule 12h-3(b)(2)(i)     |_|
                 Rule 12g-4(a)(2)(ii)    |_|                                Rule 12h-3(b)(2)(ii)    |_|
                                                                            Rule 15d-6              |X|

         Approximate number of holders of record as of the certificate or
notice date:                NONE

         Effective as of November 23, 1999, the Registrant was acquired by DoubleClick Inc., a Delaware corporation ("DoubleClick"), by way of a merger (the "Merger") in which Atlanta Merger Corporation, a Delaware corporation formed solely to effect the Merger and wholly owned subsidiary of DoubleClick, merged with and into the Registrant. Shortly after the Merger, the Registrant was merged with and into DoubleClick and the Registrant ceased to exist. In connection with the Merger, 1.05 shares of DoubleClick common stock were exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger and DoubleClick assumed all of the Registrant's stock options and warrants outstanding at the effective date of the Merger, based on the 1.05 exchange ratio. Accordingly, as of the date hereof, there are no holders of record of Common Stock of the Registrant.

         Pursuant to the requirements of the Securities Exchange Act of 1934 Abacus Direct Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
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Date:  November 23, 1999               By: /s/ Carlos E. Sala
     --------------------------------    ---------------------------------------
                                         Carlos E. Sala, Chief Financial Officer
                                         and Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.